UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]    Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ]    No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: November 20, 2008

By:	/s/ Alexander V. Izosimov
Name:	Alexander V. Izosimov
Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

NEW APPOINTMENTS IN VIMPELCOM

Moscow and New York (November 20, 2008)—Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) a leading provider of telecommunications services in Russia and the Commonwealth of Independent States (CIS) today announced changes in the Company’s management team.

Nikolay Pryanishnikov, Executive Vice President for International Business Development, will leave the Company to become the President of Microsoft Russia.

“A talented manager, just like any successful company, is always looking for further development. I am sure that Nikolay’s new job will give him the perfect opportunity for further professional growth. The 10 years that Nikolay spent with VimpelCom were years of dynamic growth both for the Company and its management. VimpelCom’s success, especially in the Russian regions, is attributable in large part to Nikolay’s success as a manager and a professional. The Company is grateful to Nikolay for his contribution and I wish him future success with all my heart”, VimpelCom’s CEO Alexander Izosimov said.

Vladimir Ryabokon, currently the Vice President for the Moscow Region, will be in charge of the International Business Development from December 1, 2008. As an Executive Vice President, Vladimir Ryabokon will also manage the Corporate Development Division which previously reported directly the Company’s CEO. Vladimir Ryabokon was Vice President of Corporate Development from 2004 to 2007, overseeing VimpelCom’s expansion into the CIS markets.

Commenting on this appointment Alexander Izosimov said, “Vladimir’s strategic vision, his experience in working in different countries and industries, his understanding of the telecom business and his deep involvement in building VimpelCom’s international expansion strategy will definitely provide a boost to our operations outside of Russia and the CIS”.

Natalya Chumachenko, currently the Director of B2C Russia, will be appointed Vice President for the Moscow Region. Natalya has been working in VimpelCom since 1999. She began her work with VimpelCom in the Sales Department of the Voronezh Branch. In 2006 Natalya Chumachenko was appointed Sales Director for the Moscow Region and soon afterwards she became Commercial Director for Russia.

The VimpelCom Group consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. The VimpelCom Group has licenses to operate in territories with a total population of about 340 million. The Group companies provide services under the “Beeline” brand. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

For more information, please contact:

Alexey Subbotin	Michael Polyviou
VimpelCom	FD
Tel: 7 (495) 974-5888	Tel: 1 (212) 850-5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com